THIS CONSULTING AGREEMENT IS MADE IN MONTREAL EFFECTIVE AS AT OCTOBER 31, 2009.

BETWEEN: **ARTHUR G. RITCHIE**, domiciled and resident at 451 Strathcona Avenue, Westmount, Quebec H3Y 2X2;

(hereinafter referred to as "Ritchie")

AND: **JERART FINANCIAL SERVICES LIMITED**, a corporation incorporated under the *Canada Business Corporation Act*, having its head office at 998 de Maisonneuve Street West, Suite 1117, Westmount, Quebec H3Z 1N2;

(hereinafter referred to as the "Contractor")

AND: **SAND TECHNOLOGY INC.,** a corporation incorporated under the *Canada Business Corporation Act*, having its head office at 215 Redfern Avenue, Suite 410, Westmount, Quebec H3Z 3L5

(hereinafter referred to as the "Corporation")

WHEREAS, the Contractor and the Corporation are desirous of entering into an agreement whereby the Contractor will provide consulting services to the Corporation, all subject to the terms and conditions set forth in this Agreement;

WHEREAS Ritchie resigned effective on the date hereof as an executive of the Corporation, but will be responsible to render the said services on behalf of the Contractor in a reduced capacity as set forth herein;

IN CONSIDERATION of the mutual agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree with one another as follows:

1. DEFINITIONS

In this Agreement, the following words and expressions have the respective meanings ascribed to them below:

1.1 "**Agreement**" means this Consulting Agreement;

1.2 "**Board of Directors**" means the board of directors of the Corporation;

1.3 "**Contractor**" means Jerart Financial Services Limited;

1.4 "**Control**" means, with respect to any corporation, the ownership of shares of such corporation carrying more than 50% of the voting rights attached to all outstanding shares of the corporation, which voting rights are exercisable at the relevant time;

1.5 "**Corporation**" means Sand Technology Inc.;

1.6 "**Disability**" shall have the meaning set forth in Article 12;

1.7 "**Parties**" means the Corporation, the Contractor and Ritchie and "**Party**" means any of these, as the case may be;

1.8 "**Subsidiary**" means a corporation controlled by the Corporation or by another subsidiary of the Corporation;

1.9 "**Term**" shall have the meaning set forth in Article 7.

2. ENGAGEMENT

The Corporation hereby engages the Contractor to provide the following consulting services (the "**Services**"), subject to the directions of the Board of Directors of the Corporation, and the Contractor accepts that engagement:

(a) furnishing advice, information, judgment and knowledge with respect to the business and affairs of the Corporation including the performance of duties commensurate with a member of a board of directors; and

(b) such other services as the Corporation and the Contractor may from time to time agree upon.

Contractor shall make Ritchie available, as requested by the Corporation on reasonable notice, but to a maximum of four (4) hours per week. The Contractor will not be expected to travel and shall render the services in Montreal, Quebec.

3. INDEPENDENT CONTRACTOR

The Contractor shall be an independent contractor and not a servant, employee or agent of the Corporation. The Corporation may from time to time give any instructions to the Contractor it considers necessary in connection with the provision of the services

but the Contractor shall not be subject to the control of the Corporation in respect of the manner in which such instructions are carried out.

4. PERSONNEL OF CONTRACTOR

The Contractor shall comply with all applicable laws, rules and regulations and shall pay any and all taxes, unemployment insurance premiums, Canada Pension Plan premiums or contributions, assessments under any applicable workers compensation legislation, and any other statutory prescribed payment or assessment of any nature that are payable by virtue of the employment relationship between the Contractor and Ritchie.

5. NON-EXCLUSIVITY OF SERVICES

The Corporation acknowledges that the Contractor or Ritchie may, from time to time, provide services to other persons, firms and corporations during the Term of this Agreement, but the Contractor or Ritchie shall not provide such services if the ability of the Contractor or of Ritchie to provide the Services is thereby materially diminished or impaired. Except as expressly provided in this Agreement, the Contractor or Ritchie shall have the right independently to engage in and receive full benefits from business activities, non-competitive with the Corporation's activities, without consulting the Corporation. The doctrines of "corporate opportunity" or "business opportunity" shall not be applied to any other non-competitive activity, venture or operation of the Contractor or of Ritchie.

6. PERFORMANCE OF DUTIES

During the Term of this Agreement, Contractor agrees that Ritchie, so long as he is employed by Contractor, shall faithfully and to the best of his ability serve as a member of the Board of Directors, it being understood and agreed that the Contractor or Ritchie (as the context dictates) may:

6.1 serve on the board of directors or equivalent governing bodies of other business corporations or other organizations, provided that

(a) such other business corporations or organizations are not in direct competition with the Corporation and its Subsidiaries; and

(b) such service does not materially interfere with the performance by Ritchie or by the Contractor of their duties under this Agreement; and

(c) with the prior authorization of the Board of Directors, assume such other engagements with or for such other business corporations or organizations which are not in direct competition with the Corporation and its Subsidiaries

and which engagements would not materially interfere with the performance by Ritchie or by the Contractor of their duties under this Agreement.

6.2 Ritchie shall be subject to the direction of, and report only to, the Board of Directors and to the Contractor.

6.3 Ritchie shall also perform duties commensurate with his position and such specific duties and services of a senior executive nature.

6.4 Ritchie shall serve as a director of the Corporation and of the Subsidiaries of the Corporation. Although it is understood that the right to elect directors of the Corporation is by law vested in the shareholders of the Corporation, it is nevertheless mutually contemplated that the shareholders of the Corporation will elect Ritchie to the Board of Directors and, if so elected, that Ritchie will serve at all times during the Term of this Agreement as a member of the Board of Directors.

7. TERM

7.1 Unless sooner terminated as provided for in this Agreement, the Term of this Agreement shall commence on November 1, 2009 and shall continue for two (2) years (the "Term").

8. COMPENSATION

8.1 During the Term of this Agreement, the Corporation shall pay to the Contractor an annual consulting fee (the "Consulting Fee") of two hundred and fifty thousand dollars ($250,000). Such Consulting Fee shall be paid to the Contractor in advance on the first business day of each month commencing November 1, 2009 in monthly installments of twenty thousand eight hundred and thirty-three dollars ($20,833) plus all applicable taxes. If this Agreement is terminated by the Corporation for any reason whatsoever prior to the expiry of the Term, the remaining unpaid balance of the Consulting Fee shall become immediately due and payable to the Contractor, without the necessity of any demand and without further notice, without prejudice to any other rights of the Contractor hereunder or arising as a matter of law. All amounts stated in this Agreement are expressed in Canadian dollars unless stated otherwise.

8.2 The Corporation shall reimburse the Contractor's legal fees relating to the negotiation of the present agreement up to a maximum of ten thousand dollars ($10,000).

8.3 To the extent that Ritchie is allowed to be covered by the Corporation's group medical insurance in the same manner as when he was an employee, the

Corporation shall maintain such coverage, but shall charge the Contractor for all costs relating to same.

9. COMMISSION

In addition to the Consulting Fee to be received by the Contractor provided for in Article 8 of this Agreement, contemporaneously herewith, the Corporation and the Contractor will enter into the Corporation's standard form of Marketing and Sales Assistance Agreement substantially in the form annexed as Schedule "A" hereto, pursuant to which the Contractor shall be entitled to receive from the Corporation a commission on any and all business generated by either the Contractor or Ritchie for the Corporation or its Subsidiaries.

10. EXPENSES

The Corporation shall reimburse the Contractor for all necessary and reasonable pre-approved expenses incurred by it or by Ritchie in the performance of their duties under this Agreement. The Contractor shall, on being so required, provide the Corporation with vouchers or other evidence of actual payment of the said expenses in a form satisfactory to the Corporation.

11. FUNDAMENTAL CONDITIONS

The following are fundamental conditions and provisions of the present agreement without which the Contractor would not have entered into same:

11.1 As the provision of services hereunder may require the use and access to certain existing employees of the Corporation, the parties have agreed that the Contractor must obtain prior approval of the Chief Executive Officer before dealing with the employees. Additionally, through to November 1, 2010, Richard Grondin, VP Development and Employment, must approve the termination of any employee or contractor of the Corporation.

11.2 As security for the payment to Contractor of the Consulting Fee and the fulfilment of the obligations of the Corporation hereunder, the Corporation hereby hypothecates and grants a security interest to and in favour of the Contractor and Ritchie to the extent of $500,000 with interest thereon at the rate of fifteen percent per annum, both before and after maturity, demand, default and judgment, on the universality of the property of the Corporation, movable and immovable, personal and real, corporeal and incorporeal, tangible and intangible, present and future, of whatever nature and wherever situated and all renewals thereof, accretions thereto, replacements thereof, substitutions therefor as well

as everything united thereto by accession (herein collectively referred to as the "Charged Property").

11.3 It shall be a fundamental condition of this Agreement, without which the Contractor would not have agreed to same, that the debentureholders of the Corporation agree in writing (1) to the creation of the movable hypothec referred to herein and in a Repayment Agreement made between the parties on this same date (the "**Repayment Agreement**"), and that such hypothecs will rank *pari passu* in all respects with the deed of hypothec granted on April 18, 2008 by the Corporation to Bradley G. Griffith, as fondé de pouvoir for the debentureholders in order to secure the payment to such debentureholders of the 8% secured convertible debentures due December 31, 2017 and issued by the Corporation in the amount of US$1,002,600 on April 18, 2008; and (2) to delete section 3.1 of the Intercreditor Priority Agreement dated April 18, 2008 to allow the payments to the Contractor set forth herein.

11.4In the event the Corporation becomes insolvent within the meaning of *The Bankruptcy and Insolvency Act* and fails to pay any amount due hereunder or under the Repayment Agreement or an amount owed to the debentureholders and any party has advised the Corporation that it is in default with regard to such payment, no further amounts owing hereunder or under the Repayment Agreement or to the debentureholders will be paid to any party except on a dollar for dollar basis, until the default is cured or the parties hereto have reached a new agreement. If the assets of the Corporation are taken in payment by any party entitled to do so, each party shall have the right to become an undivided co-owner of those assets, proportionate to the amount of the debt owing to each party at the date of default. Any provisions of the Intercreditor Priority Agreement dated April 18, 2008 and related agreements which contradict the present Section shall be amended accordingly.

12. TERMINATION

12.1 If this Agreement shall be terminated prior to the end of the Term for any reason whatsoever including the death or Disability of Ritchie, the Corporation shall (i) continue to pay to the Contractor the Consulting Fee through to October 31, 2011 in accordance with the payment schedule set forth herein; and (ii) pay any commission earned pursuant to Section 9 in accordance with such section calculated for the period ending October 31, 2011.

12.2 "**Disability**" shall mean, with respect to Ritchie, being physically or mentally disabled, whether totally or partially, so that he is substantially unable to perform his duties under this Agreement for a longer period than twelve (12) consecutive months, or if he shall be disabled at different times for more than twelve (12)

months (whether working days or not) in any one period of eighteen (18) consecutive months.

13. PURCHASE OF SHARES

and / TOD

13.1 Within one hundred and twenty (120) days of (i) the termination of this Agreement prior to the expiry of the Term ~~for any reason whatsoever~~; ~~or~~ (ii) a material default of the Corporation of any term or provision herein; the Contractor shall have the right to require the Corporation or its nominee to purchase, all shares of the share capital of the Corporation owned directly or indirectly by the Contractor or by Ritchie (and not less than all of the said shares) at a purchase price per share equal to the greater of

> (a)the average closing price of the shares on the OTC Bulletin Board or on any other exchange, alternative trading system (ATS), or quotation and trade reporting system (QTRS) over the previous thirty (30) day period plus fifteen percent (15%), or
>
> (b)the book value of the shares as determined by the auditors of the Corporation, multiplied by the number of shares owned by the Contractor or by Ritchie, as the case may be.

13.2 The completion of the transactions of purchase and sale shall take place on that date which is no later than sixty (60) days following the date of the delivery of a notice in writing from the Contractor to the Corporation to purchase.

13.3 The Corporation shall pay to the Contractor or to Ritchie an amount equal to the purchase price, determined in accordance with the provisions of this Article 13, of the shares owned by the Contractor or by Ritchie being purchased by the Corporation, such purchase price to be payable by the delivery of a certified cheque or banker's draft payable to or to the order of the Contractor or of Ritchie on the date of the purchase and sale.

13.4 The provisions of this Article 13 shall survive the termination of this Agreement for the periods described in Section 13.1 above.

14. CONFLICT OF INTEREST

During the Term of this Agreement, the Contractor and Ritchie shall not, either directly or in conjunction with any person, firm, association, syndicate, company or corporation as principal, agent, shareholder, or in any other manner whatsoever, carry on or be engaged in, or advise, lend money to, guarantee the debts or obligations of, or permit their names or any part of it to be used or employed by any person, firm, association, syndicate, company or corporation engaged in any business in competition with the business then carried on by the Corporation or a Subsidiary, provided that the holding of not more than five percent (5%) of the issued shares of a public company listed on any recognized stock exchange in Canada, the United States of America or the United Kingdom, or traded in the Canadian or United States over-the-counter market, shall not be deemed a breach of this covenant.

15. CONFIDENTIALITY

During the Term of this Agreement and for a period of two (2) years thereafter, the Contractor and Ritchie shall keep secret and retain in strictest confidence, and shall not use for their benefit or for the benefit of others, any and all confidential information relating to the Corporation and its Subsidiaries of which the Contractor or Ritchie shall obtain knowledge by reason of this Agreement, including, without limitation, trade secrets, customer lists, financial plans or projections, pricing policies, marketing plans or strategies, business acquisition or divesture plans, new personnel acquisition plans, technical processes, inventions and other research projects, and, except in connection with the performance of their duties under this Agreement, they shall not disclose any such information to anyone outside the Corporation and any of its Subsidiaries, except as required by law (provided prior written notice is given by the Contractor or Ritchie to the Corporation, as the case may be) or except with the prior written consent of the Corporation, unless such information is known generally to the public or the trade through sources other than the unauthorized disclosure by the Contractor or by Ritchie, as the case may be. This restriction may not and shall not be used by the Corporation to challenge any employment of Ritchie or any agreement entered into by the Contractor following the termination of this Agreement based upon information which has become part of the general knowledge of Ritchie.

16. NON-COMPETITION

16.1 The Contractor and Ritchie shall not, for a period of one (1) year at the termination of this Agreement for whatever reason, in the Province of Quebec,

(a) either by themselves or jointly with or as employee, manager, director, officer or agent for any person, firm or company, directly or indirectly solicit or entice the business or services of any person, firm or company which has,

at any time within one year prior to the termination of this Agreement, been a customer of or supplier of the Corporation or a Subsidiary;

(b) be engaged or interested either by themselves or jointly with or as employee, manager, director or other officer or agent of any person, firm or company, directly or indirectly, in the sale supply or provision of services supplied by the Corporation or a Subsidiary in direct competition with the Corporation or a Subsidiary;

(c) directly or indirectly by themselves or jointly with or on behalf of any other person, firm or company, solicit, interfere with or endeavour to entice away from the Corporation or a Subsidiary, any person who at any time within one year prior to the termination of this Agreement was an employee of the Corporation or a Subsidiary.

16.2 In the event that any of the restrictions contained in this Article 16 shall be found to be void but would be valid if some part were deleted or the period or area of application reduced, such restriction shall apply with such modifications as may be necessary to make it valid and effective.

16.3 Upon the termination of this Agreement for whatever reason, the Contractor shall deliver to the Corporation all documents, papers, records, accounts of all and any description relating to the affairs of the Corporation within its possession or under its control or under the possession or control of Ritchie, it being the intention of the Contractor and the Corporation that all such notes or memoranda made by the Contractor or by Ritchie during the course of this agreement shall be the property of the Corporation and shall be left at its registered office or principal place of business upon the termination of the Agreement.

17. ENTIRE AGREEMENT

17.1 This Agreement (and the Marketing and Sales Assistance Agreement referred to in section 9 hereof) contains the entire agreement and understanding of the Parties relating to the Services and the Parties expressly understand and acknowledge that this Agreement supersedes all prior agreements, understandings, representations, assurances and warranties between the Parties concerning the Services or concerning the previous employment of Ritchie by the Corporation and the Parties expressly understand and acknowledge that the Employment Agreement entered into by the Corporation and by Ritchie on December 31, 1993 and effective on January 1, 1994, which initial term of five (5) years has been automatically extended for additional periods of twelve (12) months (the "**Employment Agreement**") shall be and is hereby resiliated as of October 31, 2009, and that the employment of Ritchie pursuant to the Employment Agreement is hereby terminated, all Parties hereby waiving any default in giving any required notice pursuant to the Employment Agreement.

17.2 Except with respect to the covenants and obligations set forth herein, in the Marketing and Sales Assistance Agreement referred to in section 9 hereof and in a Repayment Agreement also made effective November 1, 2009, Ritchie and the Contractor (collectively the "Contractor Group") on the one hand, and the Corporation, on the other hand, do hereby grant to each other a full and final mutual release and forever acquit and discharge each other of and from: (i) all claims, actions, causes of action, suits, proceedings and demands of whatsoever nature, character or kind which the Contractor Group, on the one hand, and the Corporation, on the other hand, had, now has or hereafter can, shall or may have against each other as of the date hereof; which relate in any way to the Employment Agreement; (ii) all liabilities, contingent or otherwise, dues, debts, sums of money, bonuses, advantages, options and accounts of whatsoever nature, character or kind which were, are now or hereafter can, shall or may be owing as of the date hereof by the Contractor Group, on the one hand, and the Corporation, on the other hand, to each other, which relate in any way to the Employment Agreement; and (iii) all undertakings, covenants and obligations owed by the Contractor Group, on the one hand, and the Corporation, on the other hand, of whatsoever nature, character or kind, which have existed, now exist or hereafter can, shall or may exist as of the date hereof which in any way relate to the Employment Agreement.

18. GENERAL PROVISIONS

18.1 The headings of all clauses in this Agreement are inserted for convenience of reference only and are not intended to affect the meaning or construction of the clauses.

18.2 This Agreement may be assigned by the Corporation to any successor company and shall be binding upon the successor company. The Corporation shall ensure that the successor company shall continue the provisions of this Agreement as if it were the original Party. This Agreement may not be assigned by the Contractor or by Ritchie.

18.3 This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec and the federal laws of Canada applicable therein which apply to contracts made and to be performed entirely in Quebec. The Parties submit to the exclusive jurisdiction of the Courts of the Province of Quebec with respect to this Agreement.

18.4 No amendment, change or modification of this Agreement shall be valid unless in writing and duly signed by the Parties.

18.5 All notices, requests, documents, demands and other communications shall be in writing and shall be furnished to the Parties at the addresses first above written

by way of personal delivery, telecopier or registered mail, prepaid return receipt requested. Any such notice, request, document, demand or other communication, as the case may be, shall be deemed to be furnished, given or delivered, in the mode provided for above (i) when delivered, if delivered personally; (ii) the next business day after sending, if sent by telecopier; or (iii) when return receipt requested has beer signed by the addressee and received by the addressor, if mailed by registered mail.

A Party may change its address for the purposes of this Agreement by giving notice in writing of such change to the other Party at its above address after which such changed address shall be effective for all purposes under this Agreement.

18.6 If any term or provision of this Agreement is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement.

18.7 A Party may waive any breach or failure to enforce any of the terms or conditions of this Agreement, at any time, but such waiver shall not, in any way, affect or limit the right of such party to thereafter enforce or compel strict compliance with every term and condition of this Agreement.

18.8 The Parties agree to do and execute or cause to be made, done or executed all such further and other things, acts, deecs, documents and assignments as may be necessary or reasonably required to carry out the intent and purpose of this Agreement fully and effectually.

18.9 The Parties acknowledge that they have agreed that this Agreement and all documents under or in connection with this Agreement are to be prepared and executed in the English language only. Les parties aux présentes ont consenti à ce que la présente convention et tout document qui s'y rattache soient rédigés et souscrits en anglais seulement et s'en déclarent satisfaites.

IN WITNESS WHEREOF, this Agreement has been executed as of the day and year first above written.

JERART FINANCIAL SERVICES LIMITED

Per: ______________________
Arthur G. Ritchie

SAND TECHNOLOGY INC.

Per: Thomas M. O'Donnell
Thomas M. O'Donnell

____
ARTHUR G. RITCHIE

INTERVENTION

AND HERETO intervenes Bradley G. Griffith, in his capacity as fondé de pouvoir for the debentureholders who acknowledges the present agreement and agrees to take all steps necessary to obtain the consents and to execute the amendments to the agreements, the whole as set forth in Sections 11.3 and 11.4 hereof.

Bradley G. Griffith
Bradley G. Griffith, as fondé de pouvoir for the debentureholders